May 9, 2006

VIA CERTIFIED US MAIL AND FACSIMILE

Mail Stop 3561

Mr. Michael Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:          American States Water Company (File # 1-14431)

Golden State Water Company (File #1-12008)

Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Moran:

This letter sets forth American States Water Company’s (“AWR”) and Golden State Water Company’s (“GSWC”) responses to comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 27, 2006.  References in this letter to “Registrant” and/or “the Company” are to AWR and GSWC collectively, unless otherwise specified.

Within this letter, Registrant’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. We believe we have provided the necessary details to the questions and have included supplemental information as needed.  We look forward to working with you in resolving your questions satisfactorily.  We welcome any additional questions you may have about our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 8. Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income, page 50

1.     Your computation of basic and fully diluted earnings per share can not be clearly determined from your consolidated statements of income.  Please advise or revise your future filing to include an exhibit or disclosure reconciling the numerators and denominators of basic and fully diluted per share computations. See paragraph 40 of SFAS No. 128 and Item 601 (b)(11) of Regulation S-K.  Include an explanation of the effects that contingently convertible rights to purchase participating preferred shares has on fully diluted per share computations if it is not clear from the reconciliation.  See paragraphs 4 and 5 of EITF 04-8.  In your response please show us what your revised disclosure will look like.

Response:

(a)    In accordance with paragraph 40 of SFAS No. 128, our future filings will include disclosure reconciling the numerators and denominators of basic and fully diluted per share computations.  Please see (c) under this response.

(b)    AWR has a Shareholder Rights Plan designed to protect AWR’s shareholders in the event of an unsolicited offer to acquire the Company.  Each outstanding Common Share is entitled to one right (a Right) to purchase 1/1000th of Junior Participating Preferred Share.

Pursuant to EITF Issue No. 04-8, the dilutive effect of contingently convertible instruments should be included in diluted earnings per share computations only when contingently convertible instruments (the Rights in this case) have embedded conversion features that are exercisable based on:

(i)     a market price trigger, or

(ii)    multiple contingencies if one of the contingencies is a market price trigger and the instrument can be converted based on meeting the specified market condition.

A market price trigger is based at least in part on the issuer’s own share price.

The Rights AWR issued in 1998 become exercisable only if (i) any person accumulates 15% of the then outstanding Common Shares, (ii) any person presents a tender offer which caused the person’s ownership level to exceed 15% and the Board determines the tender offer not to be fair to AWR’s shareholders, or (iii) the Board determines that a shareholder maintaining a 15% interest in the Common Shares could have an adverse impact on AWR or could attempt to pressure AWR to repurchase the holder’s shares at a premium.  None of these exercisable contingencies is a market price trigger.

Under paragraph 5 of EITF Issue No. 04-8, an instrument that is convertible based on a substantive non-market based contingency (for example, a change in control) is not within the scope of EITF Issue No. 04-8. Since the Rights are exercisable based solely on “a non-market-based contingency”, i.e. a change in control possibility, the Right for Junior Participating Preferred Share is not within the scope of the EITF Issue No. 04-8 and should not impact the calculation of diluted earnings per share.

(c)    The Company’s future disclosure for Earnings Per Share will follow the format presented below:

Earnings Per Share: In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. EITF No. 03-06 was effective in the second quarter of 2004 and provided new accounting guidance for the effect of participating securities on earnings per share (“EPS”) calculations and the use of the “two-class” method. The new guidance requires the use of the “two-class” method of computing EPS for companies with participating securities. The “two-class” method is an earnings allocations formula that determines EPS for each class of common stock and participating security.  AWR has participating securities related to stock options and restricted stock units that earn dividend equivalents on an equal basis with Common Shares that have been issued under AWR’s 2000 Stock Incentive Plan and 2003 Non-Employee Directors Stock Plan.  AWR determined that the effect on 2004 and 2003 was immaterial.  In applying the “two-class” method, undistributed earnings are allocated to both Common Shares and participating securities.  The following is a reconciliation of Registrant’s net income and weighted average Common Shares outstanding for calculating basic net income per share:

Basic

	Year ended December 31,
(in thousands, except per share amounts)	2005	2004	2003
Net Income	$26,766	$18,541	$11,892
Less: distributed earnings to common shareholders (a)	15,100	13,882	13,437
Undistributed earnings	11,666	4,659	(1,545)

Undistributed earnings allocated to common (b)	11,368	4,659	(1,545)
Undistributed earnings allocated to participating	298	—	—

Total income available to common shareholders, basic (a)+(b)	$26,468	$18,541	$11,892

Weighted average Common Shares outstanding, basic	16,778	15,633	15,200
Basic earnings per Common Share	$1.58	$1.19	$0.78

Diluted EPS is based upon the weighted average number of Common Shares including both outstanding shares and shares potentially issuable in connection with stock options and restricted stock units granted under Registrant’s 2000 Stock Incentive Plan and 2003 Non-Employee Directors Stock Plan, and net income.  At December 31, 2005 and 2004 there were 684,304 and 501,745 options outstanding, respectively, under these Plans.  At December 31, 2005 and 2004, there were also approximately 31,200 and 32,400 restricted stock units outstanding, respectively, pursuant to the 2003 Non-Employee Directors Stock Plan.    The following is a reconciliation of Registrant’s net income and weighted average Common Shares outstanding for calculating diluted net income per share:

Diluted

	Year ended December 31,
(in thousands, except per share amounts)	2005	2004	2003
Common shareholders earnings, basic	$26,468	$18,541	$11,892
Undistributed earnings for dilutive stock options (1)	—	—	—
Total common shareholders earnings, diluted	$26,468	$18,541	$11,892

Weighted average Common Shares outstanding, basic	16,778	15,633	15,200
Stock-based compensation (2)	31	30	27
Weighted average Common Shares outstanding, diluted	16,809	15,663	15,227
Diluted earnings per Common Share	$1.57	$1.18	$0.78

(1)   Undistributed earnings allocated to participating securities were not included due to their antidilutive effect on diluted earnings per share.

(2)   In applying the treasury stock method of reflecting the dilutive effect of outstanding stock-based compensation in the calculation of diluted earnings per share, 266,604 stock options under the 2000 Stock Incentive Plan at December 31, 2005 are deemed to be outstanding per SFAS No. 128.  At December 31, 2004, 353,170 stock options and 32,400 restricted stock units were included in calculation of diluted EPS.

Stock options of 417,700 and restricted stocks of 31,200 were outstanding at December 31, 2005, but not included in the computation of diluted EPS because they were antidilutive.  Stock options of 148,575 at December 31, 2004 were not included in the calculation because the option exercise prices were greater than the average market price.

AWR has a Shareholder Rights Plan designed to protect AWR’s shareholders in the event of an unsolicited unfair offer to acquire the Company.  (See Note 4 for further discussion).  The Rights (“Rights”) for Junior Participating Preferred Shares are exercisable based solely on “a non-market-based contingency”, and are not contingent upon the market price of AWR’s stock.  Therefore, the shares that would be issued if the Rights are exercised are not included in the calculation of diluted earnings per share.

Notes to Consolidated Financial Statements, page 59

Note 1 – Summary of Significant Accounting Policies, page 61

Earnings per share, page 61

2.     In future filings please expand your disclosure to include all of the disclosure requirements in FSP 129-1.  In your response please show what your revised disclosure will look like.

Response:

Registrant has reflected this comment in our Form 10-Q for the period ended March 31, 2006 and will continue to do so in future filings. The Company’s future disclosure will follow the format presented in our response (c) to SEC’s comment 1 above.

Note 4 – Capital stock, page 71

3.     Please tell us if the rights to purchase junior participating preferred shares are embedded derivative instruments and accounted for separately from common shares, how you recognize the instruments in your balance sheets and income statements and your basis for the measurement of their estimated fair values.  Alternatively, tell us why this accounting treatment is not applicable and include the alternative accounting treatment and the supporting pronouncements, as applicable.  Be specific in your response and include each of the applicable criteria in paragraphs 6 through 12 of SFAS No. 133 that either support or refute derivative characterization.  Also, tell us if the rights-holders have the ability to choose to receive cash in exchange for their securities and the circumstances that permit this election.

Response:

As part of our initial assessment, as allowed by SFAS No. 133, paragraph 50, which was replaced by paragraph 3(b) of SFAS No. 137, Registrant elected not to apply Statement 133 to hybrid instruments with embedded derivatives that were issued or acquired prior to January 1, 1999.The shareholders’ rights plan (the “Plan”) became effective in September of 1998 and, therefore, was not evaluated as to its qualification as an embedded derivative.

The purpose of the security is to preclude the accumulation of shares at the level triggered under the Plan unless the acquirer affords the board of directors the opportunity to (i) negotiate the terms of the acquisition, (ii) enter into an agreement with a third party on terms that are more favorable than those being offered by the acquirer, or (iii) otherwise take actions that the board believes are more beneficial to shareholders. Moreover, the Board of Directors may redeem the rights if, after negotiation with the acquirer, the Board determines that the accumulation of shares by the acquirer is in the best interests of its shareholders. Triggering of rights would serve to dilute the voting rights of the acquirer and thus reduce the acquirer’s ability to control the company and make acquisition of the company or a controlling interest therein more difficult and expensive. As a result, management believes the likelihood that the rights will be triggered is extremely remote. Further, at the time of issuance of the rights, management did not believe that the fair value of the rights was objectively determinable and no accounting entry resulted at issuance.

The rights holder has no right to elect to receive cash from the Company in exchange for either the right or the junior participating preferred shares.

Note 12 – Contingencies, page 87

4.     Please expand your disclosure regarding the water quality-related litigation to give an estimate of the loss or range of loss or state that such an estimate cannot be made.

Response:

Registrant notes the Staff’s comments and will make revisions in future filings.  Registrant is unable to predict the exposure and will state in our filings that such an estimate cannot be made.

Item 9A. Controls and Procedures, page 97

5.     Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company’s internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company’s internal control over financial reporting. Please confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company’s internal control over financial reporting and revise your disclosure in future filings as appropriate.

Response:

Registrant notes the Staff’s comments and will make revisions in future filings.  There were no changes in our internal control over financial reporting during the quarter ended December 31, 2005 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.  Registrant will revise its disclosure in future filings.

Exhibits 31.1 and 31.2

6.     In future filings, please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2005.

Response:

Registrant notes the Staff’s comments and will make revisions in future filings. Registrant will delete the title of the officer from the first sentence of each certification in our future filings. The inclusion of the title in the first line of each certification for our CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in our Form 10-K for the year ended December 31, 2005.

*    *    *    *

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 647.

Very truly yours,

/s/ Robert J. Sprowls

Robert J. Sprowls

Senior Vice President, Chief Financial Officer,

Corporate Secretary and Treasurer

c.                                       Floyd E. Wicks

Robert F. Kathol

Eva G. Tang

Gladys M. Farrow

C. James Levin, Esq.

Thomas G. McGuinness, PwC